ORBITAL ASSEMBLY

Aims to develop and operate profitable, space business parks with gravity a **decade ahead of its competitors.**

We Provide Gravity™



Proprietary - Not for Distribution - Shared under NDA

Orbital Assembly was established to develop, and operate profitable, space-based business parks with gravity a **decade ahead of its competitors**.

We Provide Gravity™

GRAVITY

Gravity in space alleviates serious medical conditions due to weightlessness, leading to an environment promoting profitable operations.

We believe that gravity will significantly reduce the frequency of replacing humans in orbit, by our estimates lowering annual operating costs by as much as 75%, which translates to an estimated $150 million savings per astronaut tenant on our stations.



ONLY ORBITAL ASSEMBLY HAS

5+ Years Active AG design with multiple patents pending

Mission ops for large scale on orbit assembly

The most recent sponsored report on the effects of microgravity and AG countermeasures

SPACE BUSINESS PARK WITH GRAVITY.

The **Pioneer-class**™**,** planned to be one of the world's first and largest hybrid-gravity™ space stations for both work and stay, featuring spacious microgravity modules, and the rotating *Gravity Ring*™.

CONSTRUCTION TIME	**24 to 42** MO
SCALABLE OCCUPANCY	**28 to 54**
HYBRID- GRAVITY	**0** G **- .57** G
VOLUME	**2,080 to 4,000** m3**
PLANNED OPERATION	Late **2025***

*Pioneer Phase 1, Funding contingent
**Comparable to 31 to 59 shipping containers





ORBITAL ASSEMBLY'S PLATFORMS:

FEED FORWARD ARCHITECTURE



Orbital Assembly's patent-pending truss assembly machines can build versatile platforms for customer specific orbital applications; from autonomous orbital staging to habitable structures.



CONFIGURABLE FOR MULTIPLE MARKETS

"INERT" PAYLOADS OR LIVE DATA PROCESSING

"MOVEMENT WITHOUT REGRET"



Orbital Assembly's standardized payload modules are backwards compatible to meet current and future mission design, accommodating near term unmanned micro-g staging depots and scaling to crewed platforms.

STANDARDIZED

LOW END-USER OVERHEAD

RAPID TIME TO MARKET





PIONEER-CLASS STATION
Vertical Markets:

- Earth-to-space and space-to-space logistics
- Commercial production & R&D facilities
- Up to 54 space tenants and tourists for long term stay (months)
- Command, Control, and Communications (C3)
- Business to Business in situ markets for anticipated revenue ready missions and profitability in as soon as 28 mo.



Conceptual Render of Section Cut through Pioneer Station Module. Showing half Module. +/- 200 m3

ORBITAL ECOSYSTEM



ORBITAL ASSEMBLY
Orbital Ops
ROGUE SPACE SYSTEMS CORPORATION
INTUITIVE MACHINES
Lunar Data Centers
Manufacturing
CISLUNAR INDUSTRIES
G SPACE
MICRO MEAT
Research
100 YEAR STARSHIP canopus 310 LY
ASU LightWorks ARIZONA STATE UNIVERSITY
Tourism
SPACEVIP
LifeShip
Media and Retail
FUTURE DUDE ENTERTAINMENT
Dream Big World!
Data
STOKE
Downmass
Resupply and Staging
SPINLAUNCH
ULA
HYPER SCIENCES
Virgin ORBIT
Terrestrial Data Centers

Only Orbital Assembly has integrated a business model to capture a true end to end supply chain and distribution system that provides frequent and scalable cadence to terrestrial supply lines, and B2B customers on orbit.

COMPETITIVE ADVANTAGE

FIRST MOVER
28 Mo*

GRAVITY
Up to 0.57 G

LARGEST CAPACITY
4-54 occupants**

MOST POWER
Up to 200 kW

LARGEST VOLUME
400-4,000 m3**


Orbital Assembly PIONEER Phase 3
0.0 G
MIN. GRAVITY
0.75 G
MAX. GRAVITY
PRESSURIZED VOLUME m3
3000
2250
1500
750
0
PIONEER Phase 2
ISS
ORBITAL REEF
PIONEER Phase 1
AxSTATION
STARLAB



ORBITAL ASSEMBLY, ADDRESSING CURRENT UNMET MARKET DEMAND

The entire landscape of space access is undergoing a dramatic revolution; Orbital Assembly's plans exploit that to the fullest and set us apart from our competition.

There is escalating demand for on orbit access with greater cadence and volume for scalable R&D and greater volume for manufacturing and production of commercial enterprise.

LOWER LAUNCH COSTS
DOWN 99% BY 2025

SATELLITE BOOM
INCREASED DEMAND FOR SPACE-TO-SPACE LOGISTICS
3+ YEAR ISS BACKLOG

COTS & COGS
COST REDUCTIONS OF COGS / MORE AVAILABLE COTS FOR HABITABLE STATIONS
FLIGHT PROVEN HARDWARE


ORBITAL ASSEMBLY'S BENCHMARKS AND STRATEGIC ROADMAP
2019
Incorporation
DSTAR R&D
2020
2021
DSTAR Demo
19 Customer MOUs & LOIs
3 Patents Pending
2022
2023
Fabrication
Integration and Testing
2024
2025
Pioneer Phase 1 Launch
Pioneer Phase 2 & 3
2026
2027+
Fleet Expansion
© 2022 Orbital Assembly

DELIVERY

PHASE 1

2023-2025



400M³+ anticipated profitable micro-gravity station. (Equivalent volume of 6 Shipping Containers)



GRAVITY

PHASES 2 & 3

2026-2028



With profits and secured investments, we can accommodate up to three fully functioning Stations by 2029.

EXPANSION

PHASES 4+

2028 +



GROWTH

PROFITS REINVESTED TO GROW FLEET

Capacity to position stations anywhere in cislunar space, Mars, and beyond.

CORE TEAM

Space Real Estate Development Company using space flight heritage commercial off the shelf (COTS) products and our own innovative proprietary technology to build hybrid-gravity space stations with artificial gravity.

Over 150 years of space heritage, business development, entrepreneurship, and over 30 successful space missions.



Rhonda Stevenson
CEO
President



Tim Alatorre, NCARB
COO
Chair of the Board
Co-founder



Thomas Spilker, Ph.D.
CTO
Vice Chair of the Board
Co-founder



Rob Miyake
Senior Thermal Engineer
Board Member, Co-founder

STRATEGIC PARTNERS

AFRL
THE AIR FORCE RESEARCH LABORATORY
LEAD | DISCOVER | DEVELOP | DELIVER

Dream Big World!
follow your dreams

MICRO MEAT

SPACELINK

ULA
United Launch Alliance

AEROJET ROCKETDYNE

SIERRA SPACE

100 YEAR STARSHIP™
canopus 310 LY

SPACEVIP

PARAGON
SPACE DEVELOPMENT CORPORATION

ROGUE
SPACE SYSTEMS CORPORATION

FUTURE DUDE ENTERTAINMENT

HOWE Industries

G SPACE

EY

iRoc SPACE RADIO

NASA

U.S.

MORPHEUS SPACE

ILC DOVER

Kiteleon

CISLUNAR INDUSTRIES

SIL Space Information Laboratories

ELECTRIC SKY

LifeShip

Over the Sun, LLC
Platforms for Research and Science Education

COLORADO SCHOOL OF MINES

UCF

SAM at B2

UCI University of California, Irvine

bradford space

University of Colorado Denver

Hathaway Research International

ASU

LIVINGSTON SECURITIES LLC

ASU LightWorks
ARIZONA STATE UNIVERSITY

VALIANT SPACE

FIRST MOVER ADVANTAGE

PROFITABILITY IN *AS SOON AS* 24 MONTHS

ECONOMIES OF SCALE

VERSATILE PRODUCTS THAT SCALE TO HABITABILITY

SCALABILITY AND MODULARITY

PROPRIETARY ADVANTAGE

PROFITABLE FEED FORWARD ARCHITECTURE

CONTACT

Rhonda Stevenson, CEO
RStevenson@orbitalassembly.com

Thank You

We Provide Gravity™